Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Healthcare Trust, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-197802) on Form S-3 and registration statement (No. 333-248826) on Form S-11 of Healthcare Trust, Inc. of our report dated March 13, 2019, with respect to the consolidated statements of operations and comprehensive loss, changes in equity, and cash flows of Healthcare Trust, Inc. for the year ended December 31, 2018, and the related notes and financial statement schedules III, before the effects of the retrospective adjustments for the effects of the stock dividends described in Note 1 and affecting per share amounts in the consolidated statements of operations and comprehensive loss, changes in equity, Note 2, Note 8 and Note 14, which report appears in the December 31, 2020 annual report on Form 10-K of Healthcare Trust, Inc.

/s/KPMG LLP

Chicago, Illinois
March 29, 2021